SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on January 31, 2008 announcing "Digicel Selects ECtel's Revenue Assurance Solution across all its 24 Different Operations in the Caribbean and Central America". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//__________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  February 4, 2008

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Index to Exhibits

Exhibit No.                  Exhibit

1                                  Press Release issued January 31, 2008

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EXHIBIT 1

Digicel Selects ECtel's Revenue Assurance Solution across all its 24 Different Operations in the Caribbean and Central America

During a proof of concept and evaluation process, ECtel`s revenue assurance solution identified substantial revenue losses

ROSH HA'AYIN, Israel, January 31, 2008, ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that the mobile Caribbean operator, Digicel, has placed an order for ECtel's revenue assurance solution, RAP(TM). The order followed a comprehensive proof-of-concept on live traffic, and includes the implementation in several hub operations to cover the island`s operations, as well as central management from Digicel's headquarters in Kingston, Jamaica.

Digicel is the largest mobile telecom provider in the Caribbean, and a recent new and successful entrant into the Central American mobile market. The group currently has over six million subscribers and has operations in 24 markets. Digicel offers a wide range of services including Next Generation Services, such as Mobile TV, GPRS and mobile broadband services.

RAP(TM) is ECtel's automated and configurable, revenue assurance platform that facilitates cost-effective RA processes.  RAP(TM) enables operators rapid resolution of critical revenue leakages in wireline, wireless, convergent and next-generation networks.

"Digicel offers a wide range of advanced services in a very competitive and complex environment, covering 24 markets. Effective revenue assurance in such an environment demands flexibility, scalability and simplicity," said Joe Simmonds Head of Business Risk Digicel. "After examining all the various available solutions, we found ECtel`s RAP(TM) to be the right choice for our current and evolving needs."

"We are pleased that Digicel expanded its existing ECtel system with our latest revenue assurance solution RAP(TM) version 5," commented Mr. Itzik Weinstein, President and CEO of ECtel. "Once again we succeeded in demonstrating our superior capabilities over several competitors, in a hands-on evaluation on live traffic."

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 About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.
A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Michael Neumann
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: mickeyne@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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